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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 23 November 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	23 November 2004
Number	40/04

BHP BILLITON SUCCESSFULLY COMPLETES A$2.272 BILLION
(US$1.780 BILLION) OFF-MARKET SHARE BUY-BACK

BHP Billiton announced today that it has successfully completed the first phase of its US$2 billion capital management programme through an off-market share buy-back of 180.72 million BHP Billiton Limited shares. Due to strong demand, the total amount of capital repurchased by BHP Billiton under the buy-back was increased to A$2.272 billion (US$1.780 billion), representing 2.9% of the issued share capital of the BHP Billiton Group (4.8% of BHP Billiton Limited).

The final price for the buy-back has been set at A$12.57 per share, representing a discount of 12% to the volume weighted average price of BHP Billiton Limited shares over the 5 days up to and including the closing date of the buy-back(1). This is significantly in excess of the commitment to a minimum 5% discount. The closing price for BHP Billiton Limited and the opening price for BHP Billiton Plc on 19 November 2004 were A$14.45 and 592 pence(2) respectively.

BHP Billiton's Chief Financial Officer, Chris Lynch, said that the successful execution of the off-market buy-back benefits all shareholders in the Group, regardless of their location, tax status or participation in the buy-back.

"We are extremely pleased with the support we received from shareholders, allowing us to substantially increase the size of the buy-back, making this the largest off-market share buy-back in Australia to date. We believe buying back the maximum number of shares at this significant discount to the market price provides the most value-enhancing way of returning capital. Shareholders in BHP Billiton will benefit from the enhanced value of the remaining shares through the increased earnings, cash flow and return on equity attributable to each share.

"The off-market share buy-back is the first phase of our US$2 billion capital management programme. The remainder of US$220 million will be returned to shareholders within the next 12 months via further share buy-backs in either BHP Billiton Plc or BHP Billiton Limited and/or enhanced dividends. At all times, we remain focused on maximising economic value across our entire shareholder base," Mr Lynch said.

Shares tendered at a discount of 12% or greater or as a final price tender have been accepted in full, subject to any minimum price condition. BHP Billiton will not buy back any shares tendered at discounts from 5% to 11% inclusive. Tenders conditional on a minimum price of A$13.00 will also not be bought back. No scale back has been applied to any of the accepted tenders.

For shareholders who have successfully tendered their shares, A$10.47 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are A$4.04, being the A$2.10 capital component plus A$1.94, being the excess of the Tax Value(3) over the buy-back price.

Payment for shares bought back will be credited to nominated accounts and cheques posted to shareholders no later than Tuesday 30 November, 2004. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders' holdings during Tuesday 23 November 2004.

Shareholders who have any enquiries in relation to their tenders may contact the BHP Billiton buy-back enquiry line on 1300 726 379 toll free within Australia or +61 3 9415 4208 if calling from outside of Australia.

(1) BHP Billiton Limited's cumulative VWAP for the 5 days to 19 November was A$14.2882.

(2) Equivalent to A$14.03 at an exchange rate of A$2.37 = GBP 1.00

(3) The Tax Value of A$14.51 was calculated as A$14.35 adjusted by the movement in the BHP Billiton Plc share price from the close of trading in London on 4 October 2004 to the opening of trading in London on 19 November 2004, as agreed with the Australian Taxation Office.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 23 November 2004